WEBSAFETY, INC.
2201 West Royal Lane
Suite 200
Irving, Texas 75063

June 22, 2010

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Subject: File number 333-140378
Date: May 6, 2010

Dear Sir or Madam,

In response to your letter dated May 6, 2010 concerning our Form 10-K for the year ended December 31, 2009, the following contains our responses to the comments in the order they were presented.

1.	SEC Comment # 1

Generally, liquidity should be discussed on both a long-term and short-term basis.  Refer to Item 303 of Regulation S-K.  In light of your negative operating cash flows, negative working capital, substantial losses and going concern uncertainty, please revise future filings to discuss the sufficiency of the Company’s resources to satisfy its ongoing cash requirements for the next twelve months and on a long-term basis.  In addition, discuss the consequences to your business in the event you are unable to raise additional capital, similar to your disclosure in the Risk Factor titled “We need additional financing”.

Response to SEC Comment # 1

We will ensure that our future filings will discuss the sufficiency of the Company’s resources to satisfy its ongoing cash requirement for the next twelve months and on a long-term basis.

2.	SEC Comment #2

We note your response to previous comment number one, and the disclosures included in Note 1 in connection with the WebSafety Technology asset.  However, we do not believe that your response or your disclosures in your 2009 financial statements adequately address the concerns that were raised in our prior comment.  In this regard, as requested in our prior comment, please tell us the significant assumptions that were used in preparing your most recent impairment analysis with respect to the WebSafety Technology asset.  Although your response provided a

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
June 22, 2010

general description of the methods and assumptions used, we do not believe that it adequately explained the significant assumptions used in preparing this analysis.  As part of your response, please provide us with the following assumptions that were used in preparing your impairment analysis:

-	The projected number of subscribers provided by your sales force for each future period and your basis for converting this information into expected revenue levels for these periods.
-	Projected gross margin levels and project cost increases assumed in your impairment analysis along with an explanation of the basis or rationale for these assumptions.
-	Actual results through March 31, 2010 as compared to the projections assumed in your impairment analysis.
-	Your basis or rationale for your conclusion that this asset has a three-year estimated life.

Disclosure in future filings should also be significantly expanded to describe this information in detail and to include a statement that to the extent actual results do not match projections and expectations, that an impairment charge might be necessary.

Response to SEC Comment #2

Management conducted an impairment analysis which reviewed the carrying value of capitalized software development costs and impairments against the expected future undiscounted operating cash flows derived from the capitalized software to determine if the cash flows were less than its carrying value of the asset.

Based on our analysis, we expect future undiscounted operating cash flows derived from the WebSafety Technology asset to exceed the carrying value of the asset as of March 31, 2010 and therefore concluded that no impairment was necessary.

The assumptions used in our analysis are described below:

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Our projected number of subscribers is based on inputs received from our direct sales force.  The projected number of subscribers for 2010 is 7,916.  Our revenues are based on our established pricing models, $199 per subscriber, multiplied by the projected number of subscribers.  That calculation would project total revenue for 2010 at around $1,575,000.  We project the number of subscribers for 2011 to increase to around 34,955 subscribers, and to increase to 77,945 subscribers for 2012.  That would project approximate total revenue for 2011 at $6,956,000 and for 2012 at $15,511,000.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
June 22, 2010

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Our gross margin is determined primarily by established commission rates for direct sales along with the amortization of the WebSafety Technology asset.  The gross margin comes out to approximately 45% per subscriber.  Based on that information, the gross margin calculated is approximately $709,000, $3,130,000, and $6,980,000 for 2010, 2011, and 2012, respectively.

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Actual subscribers from January through March 2010 are 1,269 subscribers for total revenue of $23,808.  We only projected 728 subscribers through March 2010. Our actual results exceeded our projections; therefore our results have not caused us to change any future projections.

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In determining the estimated useful life of the software, we considered the effects of obsolescence, technology, and competition.  We estimated that our software has an estimated useful life of 3 years before it becomes obsolete due to the technology in the industry.

In connection with the Company’s responses to the SEC comments the Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Rowland W. Day II

Rowland W. Day II
Chief Financial Officer